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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47318

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

SIERRA EQUITY GROUP.

NAME OF BROKER-DEALER: ALLEN PARTNERS, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7700 CONGRESS AVENUE, SUITE 3207

(No. and Street)

BOCA RATON	FLORIDA	33487
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

BRIAN ZUCKER 732-536-4646

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BAGELL, JOSEPHS, LEVINE & COMPANY, LLC

(Name – *if individual, state last, first, middle name*)

406 LIPPINCOTT DRIVE, STE J,	MARLTON	NJ	08053
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ERIC BLOOM, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ALLEN GODDARD MCGOWAN PAK & PARTNERS LLC (d/b/a ALLEN PARTNERS), as of DECEMBER 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DEBBIE COLUNGA
MY COMMISSION # DD 748687
EXPIRES: February 12, 2012
Bonded Thru Budget Notary Services

NOTARY PUBLIC STATE OF FLORIDA

Signature

PRESIDENT
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BAGELL, JOSEPHS, LEVINE & COMPANY, L.L.C.
Certified Public Accountants
406 Lippincott Drive, Suite J
Marlton, New Jersey 08053
(856) 355-5900 Fax (856) 396-0022

INDEPENDENT AUDITORS' REPORT

Allen Goddard McGowan Pak & Partners, LLC
F/K/A Sierra Equity Group, Ltd.
Boca Raton, FL 33487

We have audited the accompanying statement of financial condition of Allen, Goddard, McGowan, Pak & Partners, LLC, F/K/A Sierra Equity Group, Ltd. (The Company) as of December 31, 2008 and the related statement of operation, changes in member's capital, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Allen, Goddard, McGowan, Pak & Partners, LLC, F/K/A Sierra Equity Group, Ltd. as of December 31, 2008 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedules listed in the accompanying index is presented for additional analyses and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

BAGELL, JOSEPHS, LEVINE & COMPANY, LLC.

BAGELL, JOSEPHS, LEVINE & COMPANY, L.L.C.
Marlton, New Jersey
February 14, 2009

ALLEN GODDARD MCGOWAN PAK & PARTNERS, LLC
f/k/a SIERRA EQUITY GROUP, LTD.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

ASSETS

ASSETS	
Cash	$ 39,041
Commissions receivable	18,973
Prepaid expenses	35,711
Deposits	68,284
Equipment - net	10,815
TOTAL ASSETS	$ 172,824

LIABILITIES AND MEMBER'S CAPITAL

LIABILITIES	
Accounts payable and accrued expenses	$ 36,239
Total liabilities	36,239
COMMITTMENTS AND CONTINGENCIES	
MEMBER'S CAPITAL	136,585
TOTAL LIABILITIES AND OWNERSHIP EQUITY	$ 172,824

The accompanying notes are an integral part of these financial statements

ALLEN GODDARD MCGOWAN PAK & PARTNERS, LLC
f/k/a SIERRA EQUITY GROUP, LTD.
STATEMENT OF OPERATION
FOR THE YEAR ENDED DECEMBER 31, 2008

REVENUE	
Commission	$ 1,086,452
Interest and other income	1,056,018
TOTAL REVENUES	2,142,470
EXPENSES	
Compensation and related costs	1,246,230
Rent	180,784
Office	89,399
Professional fees	141,114
Consulting fees	25,470
Clearing costs	67,479
Licenses and registration fees	57,493
Insurance and other expenses	349,059
Travel and entertainment	86,088
TOTAL EXPENSES	2,243,116
NET LOSS	$ (100,646)

The accompanying notes are an integral part of these financial statements

ALLEN GODDARD MCGOWAN PAK & PARTNERS, LLC
f/k/a SIERRA EQUITY GROUP, LTD.
STATEMENT OF CHANGES IN MEMBER'S CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2008

Balance at January 1, 2008	$	158,799
Contributions		78,432
Net loss for the year		(100,646)
Balance at December 31, 2008	$	136,585

The accompanying notes are an integral part of these financial statements.

ALLEN GODDARD MCGOWAN PAK & PARTNERS, LLC
f/k/a SIERRA EQUITY GROUP, LTD.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (100,646)
Adjustments to reconcile net loss to net cash (used in) operating activities:	
Depreciation	3,781
Changes in assets and liabilities	
Increase in commissions receivable	(18,973)
Decrease in employee advances	12,123
Increase in prepaid expenses	(14,951)
Decrease in accounts payable and accrued expenses	(30,565)
Decrease in due to clearing broker	(24,372)
Total adjustments	(72,957)
Net cash (used in) operating activities	(173,603)
CASH FLOWS FROM INVESTING ACTIVITIES	
Decrease in investment	30,000
Acquisition of equipment	(7,319)
Increase in deposits	(62,653)
Net cash used in investing activities	(39,972)
CASH FLOWS FROM FINANCING ACTIVITIES	
Member's contribution	78,432
Net cash provided by financing activities	78,432
NET DECREASE IN CASH AND CASH EQUIVALENTS	(135,143)
CASH - BEGINNING OF YEAR	174,184
CASH - END OF YEAR	$ 39,041
SUPPLEMENTAL DISCLOSURE OF NONCASH ACTIVITIES:	
During the year, cash was paid for the following:	
Interest	$ 2,706

NOTE 1- NATURE OF BUSINESS

Organization

Allen, Goddard, McGowan, Pak & Partners, LLC, F/K/A Sierra Equity Group, Ltd. (the "Company") is a registered broker-dealer in securities under the provisions of the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulation Authority (FINRA) and the Securities Investor Protection Corporation.

The Company was incorporated in the state of Illinois in 1994 and went through several name changes. In August of 2005, while named Hillcrest Asset Management, Inc., the Company was purchased by its current sole shareholder and, in February 2006 changed its name to Sierra Equity Group, Ltd. In June 2008, while named Sierra Equity Group, Ltd., The Company was effectively dissolved and changed its entity status to that of a limited liability company. At that point in time, the Company changed their name to Allen, Goddard, McGowan, Pak & Partners, LLC, F/K/A Sierra Equity Group, Ltd.

The Company has an agreement ("Agreement") with a clearing broker ("Broker") to clear securities transactions, carry customers' accounts on a fully disclosed basis and perform certain recordkeeping functions. Accordingly, the Company operates under the exceptive provisions of Securities and Exchange Commission ("SEC") Rule 15c3-3(k)(2)(ii).

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments purchased with a maturity date of three months or less to be cash equivalents. The carrying amount reported in the balance sheet for cash and cash equivalents approximates its fair value.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Clearing Agent

In accordance with the Agreement, all of the Company's property held by Broker including, but not limited to, securities, deposits, monies and receivables are used as collateral to secure the Company's liabilities and obligations to Broker.

Regulatory Net Capital and Reserve Requirements

The Company is subject to the Uniform Net Capital Rule under the Securities Exchange Act of 1934. In accordance with the Rule, the Company is required to maintain minimum net capital, as defined, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2008 the Company had net capital, as defined, of $71,775, which was $66,775 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was .50 to 1.

Under the provisions of Rule 15c3-3, the Company is not required to segregate funds in a special reserve account for the exclusive benefit of customers and, is not subject to certain other requirements of the Consumer Protection Rule.

Securities Transactions

Securities transactions and related commission revenues and expenses are recorded on a trade date basis. Securities listed on a national exchange are valued at the last sales price on the date of valuation. Securities not listed on a national exchange are valued at the last sales price on the date of valuation or, if such price is not available, at the bid price for securities owned and the ask price for securities sold but not yet purchased at the close of business.

Income taxes

Allen Goddard McGowan Pak & Partners, LLC, with the consent of its members, has elected under the Internal Revenue Code to be a Limited Liability Company. In lieu of corporation income taxes, the members of an LLC are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in the financial statements.

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Equipment

Equipment is stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets.

When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is recognized in income for the period. The costs of maintenance and repairs are charged to income as incurred; significant renewals and betterments are capitalized. Deduction is made for retirements resulting from renewals or betterment. Depreciation expense for the year ended December 31, 2008 was $3,781.

NOTE 3- COMMISSIONS RECEIVABLE

Accounts receivable from the clearing organization represent the net amount relating to commission/trading income (loss) less clearing costs. The Company considers commissions receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required.

NOTE 4- DUE TO BROKER

Due to Broker included in accounts payable represents the net amount relating to commissions/trading income (loss) less clearing costs. As of December 31, 2008, the balance Due to Broker was $1,020.

NOTE 5- DEPOSITS

Deposits include a security deposit on the Company's current office space in the amount of $5,373.

The Company has deposits with its clearing organizations in the amount of $62,911 as of December 31, 2008. The minimum deposit amount required is $50,000.

NOTE 6- COMMITMENTS

CUSTOMER TRANSACTIONS

In the normal course of business, the Company executes, as agent, securities transactions on behalf of its customers. If the agency transactions do not settle because of failure to perform by either the customer or the counter party, the Company may be obligated to discharge the obligation of the non-performing party and, as a result, is subject to market risk if the market value of the securities is different from the contract amount of the transactions.

The Company does not anticipate nonperformance by customers or counter parties in the above situations. The Company's policy is to monitor its market exposure and counter party risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each counter party and customer with which it conducts business.

OPERATING LEASE

The Company leases 2,000 square feet of office space from 7700 Congress, Ltd. under a lease agreement that expires on August 15, 2009. The Company is negotiations for a lease renewal. No agreement has been reached. The Company is paying $4,333 per month plus utilities as a base rent. Rent expense for the year ended December 31, 2008 was $51,996. Rental commitment is as follows:

For the year ending December 31, 2009	$ 34,334

NOTE 7- CONTINGENCIES

The Company's name appears in a lawsuit involving their clearing Broker. The lawsuit involves use of pass codes of the Company to create securities trades in a pink sheet company that the Company alleges were unauthorized and fraudulent in nature. The Company had notified their Broker of these facts and requested that Broker not consummate the trades. Broker has sought injunctive relief to prevent the brokerage houses involved in the securities transaction from settling the trades. To date, injunctive relief has been granted pending final outcome of the case. An adverse decision against the Company could have a significant negative effect on the net capital of the Company. The Company has not determined if the outcome will be favorable or not, and the range of possible damages, as such management has not recorded any liability.

NOTE 7- LITIGATION

The Company is presently involved in the following litigation matters:

1. The Company received a request for information from the Securities and Exchange Commission ("SEC") in connection with its non-public formal investigation of another matter that concerned the SEC. Subpoenas were issued for testimony to several partners of the Company. No outcome has been determined from the testimony.
2. The Company received a demand notice from an investor involving an investment. The Company states it has no involvement with the plaintiff and asserted those claims to said litigant. No response had been made by the plaintiff.
3. The Company has asserted a charge of theft against an investor and has issued a demand requesting repayment of funds. The investor has denied the accusation and has refused to make repayment. No further litigation has been under taken in this matter.
4. The Company has two (2) open litigation matters involving claimed violations of breach of fiduciary duty, negligence, and breach of contract. The Company refutes these charges, maintains its innocence, and plans to defend the charges vigorously.
5. Three (3) of the partners have filed suit in New York Supreme Court seeking an injunction in aid of arbitration. The lawsuit allegedly stems from the dissolution of the Partnership and subsequent distribution of partnership assets, particularly the customer lists. The Company, with its remaining partners, plan to defend the accusation.

SUPPLEMENTAL INFORMATION

ALLEN GODDARD MCGOWAN PAK & PARTNERS, LLC
f/k/a SIERRA EQUITY GROUP, LTD.
SCHEDULE I
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
AND STATEMENT PURSUANT TO RULE 17a-5(d)(4)
DECEMBER 31, 2008

Computation of Net Capital Pursuant to Rule 15c3-1

Computation of Net Capital

Total ownership equity from statement of financial condition	$ 136,585
Less: Non-allowable assets:	
Total Non-Allowable Assets	64,810
Tentative net capital	71,775
Less: Haircut valuations	-
NET CAPITAL	$ 71,775

Computation of Basic Net Capital Requirement

Minimum net capital required, 6-2/3% of $36,239, pursuant to Rule 15c3-1	$ 2,415
Minimum required net capital requirements	$ 5,000
Minimum dollar net capital requirements of reporting broker/dealer	$ 5,000
EXCESS NET CAPITAL	$ 66,775

Computation of Aggregate Indebtedness

Accounts payable and accrued expenses	$ 36,239
Ratio of aggregate indebtedness to net capital	51%

Statement Pursuant to Rule 17a-5(d)(4)

A reconciliation with the Company's computation of net capital as reported in the unaudited Part II A of Form X-17A-5 was not prepared as there are no material differences between the Company's computation of net capital and the computation contained herein.

ALLEN GODDARD MCGOWAN PAK & PARTNERS, LLC
f/k/a SIERRA EQUITY GROUP, LTD.
SCHEDULE II
STATEMENT PURSUANT TO RULE 17a-5(d)(2) OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2008

The Company had no liability subordinated to claims of general creditors as of January 1, 2008. In addition, there were none in existence during the year ended December 31, 2008, and accordingly, there are no changes to the report.

ALLEN GODDARD MCGOWAN PAK & PARTNERS, LLC
SCHEDULE III
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c-3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2008

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS:

The Company operates under the exemptive provisions of paragraph (k)(2)(ii) of SEC Rule 15c3-3. The Company has no customers.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS

The Company has complied with the exemptive requirements of SEC Rule 15c3-3 and did not maintain possession or control of any customer funds or securities as of December 31, 2008.

BAGELL, JOSEPHS, LEVINE & COMPANY, L.L.C.
Certified Public Accountants
406 Lippincott Drive
Suite J
Marlton, NJ 08053
(856) 355-5900 Fax: (856) 396-0022

REPORT ON INTERNAL CONTROL

To the Members
Allen Goddard McGowan Pak & Partners, LLC
f/k/a Sierra Equity Group, Inc.
Boca Raton, FL

In planning and performing our audit of the financial statements of Allen Goddard McGowan Pak & Partners, LLC (f/k/a Sierra Equity Group, Inc.) as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5 (g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

BAGELL, JOSEPHS, LEVINE & COMPANY, LLC.

BAGELL, JOSEPHS, LEVINE & COMPANY, L.L.C.
Certified Public Accountants
Marlton, New Jersey

March 24, 2009

ALLEN GODDARD MCGOWAN PAK & PARTNERS, LLC
f/k/a SIERRA EQUITY GROUP, LTD.

FINANCIAL STATEMENTS

DECEMBER 31, 2008

BAGELL, JOSEPHS, LEVINE & COMPANY, L.L.C.

Certified Public Accountants

www.bjlcpas.com

ALLEN GODDARD MCGOWAN PAK & PARTNERS, LLC
f/k/a SIERRA EQUITY GROUP, LTD.

FINANCIAL STATEMENTS

DECEMBER 31, 2008

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